UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID BANCSHARES, INC.
401 (k) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid Bancshares, Inc.
401(k) Profit Sharing Plan

EIN 37-1103704 PN 002

Report of Independent Registered Public Accounting Firm

And Financial Statements

December 31, 2020 and 2019

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Audit Committee and 401(k) Oversight Committee,

  Plan Administrator and Plan Participants

First Mid Bancshares, Inc. 401(k) Profit Sharing Plan

Mattoon, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Mid Bancshares, Inc. 401(k) Profit Sharing Plan (“Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Audit Committee and 401(k) Oversight Committee,

  Plan Administrator and Plan Participants

First Mid Bancshares, Inc. 401(k) Profit Sharing Plan

Mattoon, Illinois

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held at End of Year) as of December 31, 2020, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan's auditor since 2005.

/s/  BKD, LLP

Decatur, Illinois

June 29, 2021

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019

Assets

Cash
Investments, At Fair Value	$4,625	$4,260
	113,064,199	97,424,216
Receivables
Employees' contributions	97,749	-
Employers' contributions	1,093,771	913,501
Interest and dividends	4,442	680,748
Notes receivable from participants	1,116,667	1,034,176
	2,312,629	2,628,425
Total assets	115,381,453	100,056,901
Net Assets Available for Benefits	$115,381,453	$100,056,901

See Notes to Financial Statements

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019

Investment Income
Net appreciation in fair value of investments	$10,835,640	$12,017,533
Interest and dividends	4,158,123	3,005,377

	14,993,763	15,022,910

Interest Income from notes Receivable from Participants	48,952	49,382

Contributions
Employer	2,761,707	2,520,398
Participants	3,544,805	3,349,946
Rollovers	213,098	244,191

	6,519,610	6,114,535

Total additions	21,562,325	21,186,827

Deductions
Benefits paid to participants	6,220,080	9,319,631
Administrative expenses	17,693	17,929

Total deductions	6,237,773	9,337,560

Net increase	15,324,552	11,849,267

Transfer from Soy Capital Bank & Trust 401(k) Plan	-	17,327,207

Transfer from JL Hubbard Insurance and Bonds Agency, Inc.
Retirement Savings Plan	-	5,784,768

Net Assets Available for Benefits, Beginning of Year	100,056,901	65,095,659

Net Assets Available for Benefits, End of Year	$115,381,453	$100,056,901

See Notes to Financial Statements

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 1:  Description of the Plan

The following description of the First Mid Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by First Mid Bancshares, Inc. (Company) covering all employees who have at least three months of service.  Related employers who also participate in the Plan include First Mid Bank & Trust, N.A., Mid-Illinois Data Services, Inc., First Mid-Insurance Group, and First Mid Wealth Management Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  First Mid Wealth Management Company is the trustee of the Plan.  Effective April 25, 2019, Illinois was removed from the Employer and legal Plan Name.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation.  Employee rollovers and employee Roth contributions are also permitted.  Employees are automatically enrolled to contribute 5% of eligible wages to the plan upon eligibility.  The Company makes safe harbor matching contributions of 100% of employees’ salary deferral amounts up to 3% of employees’ eligible compensation and 50% of employees’ salary deferral amounts on the next 2% of employees’ eligible compensation.  The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit-sharing contribution.  For the years ended December 31, 2020, and 2019, the profit-sharing contribution was 2% of eligible compensation.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing their contributions into any of the various investment options offered by the Plan and may change the allocation daily.  The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percent of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2020 and 2019

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon.  Vesting in the Company’s profit-sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service.  A participant is fully vested after 6 years of vesting service.  The nonvested balance is forfeited upon payment of benefits.  Forfeitures are allocated among active participants based upon eligible compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

Forfeited Accounts

At December 31, 2020 and 2019, forfeited non-vested accounts totaled $75,042 and $82,514, respectively.  For the plan year ending December 31, 2020 and December 31, 2019, $82,514 and $54,259, respectively, were reallocated to participants as an additional matching contribution.

Notes Receivable from Participants

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant with sufficient collateral.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is charged at prime rate at loan inception.

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2020 and 2019

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end.

The Plan’s interest in the pooled separate account is valued at the net asset value (NAV) of the units of the pooled separate account.  The NAV is used as a practical expedient to estimate the fair value of this investment.

Purchases and sales of securities are recorded on a settlement-date basis.  Interest and dividend income is recorded on the accrual basis.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

In April 2020, the Plan Sponsor (Company) adopted the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) provisions for loan relief to delay certain required loan repayments for one year.  The one-year suspension of loan repayments applies to qualified participants’ loan payments due between March 27, 2020, and December 31, 2020.  Following the suspension period, these loans will be re-amortized over the remaining period of the loans, plus the suspension period.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

In April 2020, the Plan Sponsor (Company) implemented Coronavirus Aid, Relief, and Economic Security Act (CARES Act) provisions for coronavirus-related distributions (CRD).  Through December 31, 2020, qualified participants are permitted to take a CRD of up to $100,000 from the Plan.  Participants who take a CRD have the option to have the distribution taxed over a three-year period, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result.  The Plan also waived minimum distribution requirements for any distribution required to be made in 2020.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 3:  Related-Party and Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid Wealth Management Company, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2020 and 2019, participants held 319,142 and 320,261 shares, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.  The Plan paid $17,693 and $17,929 during 2020 and 2019, respectively, to EPIC Retirement Plan Services, the recordkeeper, for participant loan and/or distribution fees.

Note 4:  Plan Amendments

Effective April 25, 2019, the Plan was amended to change the name of First Mid-Illinois Bancshares, Inc., the Plan Sponsor under the Plan, to First Mid Bancshares, Inc.  The Plan name was also changed from First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan to First Mid Bancshares, Inc. 401(k) Profit Sharing Plan.  Also amended was the name of The Checkley Agency DBA First Mid Insurance Group, a participating employer under the Plan, to First Mid Insurance Group.

Effective April 1, 2020, the Plan was amended to allow service with any entity acquired by asset or stock acquisition for employees employed at the time of the acquisition to be counted.

Note 5:  Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets
Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2020 and 2019

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2020 and 2019:

		2020
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Common stock of the Company	$10,742,507	$10,742,507	$-	$-
Mutual funds	95,805,686	95,805,686	-	-
Money market funds	888	888	-	-

Investments Measured at Net Asset Value (A)
Pooled Separate Account	6,515,118

	$113,064,199	$106,549,081	$-	$-

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2020 and 2019

		2019
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Common stock of the Company	$11,289,200	$11,289,200	$-	$-
Mutual funds	80,254,152	80,254,152	-	-
Money market funds	847	847	-	-

Investments Measured at Net Asset Value (A)
Pooled Separate Account	5,880,017

	$97,424,216	$91,544,199	$-	$-

(A)

The investment measured at fair value using the net asset value per share (or its equivalent) practical expedient has not been classified in the fair value hierarchy.  The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2020.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters.  Such securities are classified in Level 2 of the valuation hierarchy.

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2020 and 2019

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes the investment for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020, and 2019.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

		December 31, 2020
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Pooled Separate Account	$6,515,118	N/A	Daily	None

		December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Pooled Separate Account	$5,880,017	N/A	Daily	None

Note 6:  Transfer of Plan Assets

On November 15, 2018, the Company acquired SCB Bancorp, Inc.  SCB Bancorp, Inc. includes Soy Capital Bank and Trust and its wholly owned subsidiary, JL Hubbard Insurance and Bonds Agency, Inc.  Effective March 15, 2019, the assets of Soy Capital Bank and Trust 401(k) Plan and the JL Hubbard Insurance and Bonds Agency, Inc. Retirement Savings Plan were merged with the Plan.  All former participants in the Soy Capital Bank and Trust 401(k) Plan and JL Hubbard Insurance and Bonds Agency, Inc. Retirement Savings Plan had their account balances transferred into the Plan.  An aggregate amount of $17,327,207 for Soy Capital Bank and Trust 401(k) Plan and $5,784,768 from JL Hubbard Insurance and Bonds Agency, Inc. Retirement Savings Plan was transferred into the Plan during the year ended December 31, 2019, and are included as a transfer from prior trustee on the statement of changes in net assets available for benefits.

Note 7:  Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 8:  Plan Tax Status

The Plan operates under a volume submitter adoption agreement and plan document sponsored by Benefit Planning Consultants, Inc.  This volume submitter plan document has been filed with the appropriate agency.  The Plan has not obtained or requested a determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 9:  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The outbreak of the novel coronavirus COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts on the U.S. and global economies.  Economic uncertainties have arisen, which have resulted in significant volatility in the investment markets and may continue to impact the value of Plan assets.  The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Note 10:  Subsequent Event

Effective February 22, 2021 the Plan was amended to add Providence Bank as a participating employer.  Effective May 14, 2021, Providence Bank was removed as a participating employer as Providence Bank was merged into First Mid Bank & Trust, N.A.

Supplemental Schedule

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

EIN 37-1103704 PIN 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of Issuer	Description of Investment	Current Value

Common Stock
First Mid Bancshares, Inc.*	319,142 Shares	10,742,507

Mutual Funds
American Funds EuroPacific Growth R6	15,357 Shares	1,064,245
American Funds 2010 Target Date Fund R6	49,682 Shares	585,256
American Funds 2015 Target Date Fund R6	289,737 Shares	3,624,608
American Funds 2020 Target Date Fund R6	457,627 Shares	6,315,251
American Funds 2025 Target Date Fund R6	698,373 Shares	10,796,849
American Funds 2030 Target Date Fund R6	338,884 Shares	5,713,591
American Funds 2035 Target Date Fund R6	312,721 Shares	5,603,962
American Funds 2040 Target Date Fund R6	207,299 Shares	3,868,202
American Funds 2045 Target Date Fund R6	236,562 Shares	4,518,328
American Funds 2050 Target Date Fund R6	173,126 Shares	3,256,503
American Funds 2055 Target Date Fund R6	59,873 Shares	1,417,202
American Funds 2060 Target Date Fund R6	73,934 Shares	1,170,368
Dodge & Cox Balanced Fund	33,051 Shares	3,363,897
Federated Total Return Bond Fund	192,113 Shares	2,222,743
Boston Partners All Cap Value	47,258 Shares	1,325,105
Oakmark Global I Fund	82,139 Shares	2,624,342
Invesco Oppenheimer Developing Markets R6	20,121 Shares	1,075,470
Principal High Yield Fund	49,734 Shares	360,073
T. Rowe Price Growth Stock Fund	34,624 Shares	3,356,411
T. Rowe Price Mid-Cap Value Fund	134,736 Shares	3,984,149
T. Rowe Price Small-Cap Stock	48,762 Shares	3,116,866
Vanguard 500 Index Admiral	25,612 Shares	8,876,467
Vanguard Balanced Index Admiral	13,105 Shares	581,074
Vanguard Developed Markets Index Admiral	13,324 Shares	202,920
Vanguard GNMA Admiral	56,184 Shares	603,414
Vanguard Growth Index – Admiral	62,139 Shares	8,106,706
Vanguard Mid-Cap Index Admiral	9,383 Shares	2,405,747
Vanguard Small-Cap Index Admiral	13,796 Shares	1,286,071
Vanguard Interm-Term Treasury Index	18,728 Shares	438,988
Vanguard Total Bond Market Index Admiral	104,081 Shares	1,209,417
Vanguard Total World Stock Index	32,041 Shares	1,051,588
Vanguard Value Index Admiral	28,869 Shares	1,339,804
Vanguard Emerging Markets Stock Index Admr	8,159 Shares	340,069
		95,805,686

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

EIN 37-1103704 PIN 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of Issuer	Description of Investment	Current Value

Money Market Funds
Goldman Sachs FS Gov’t	622 Units	622
Stock Liquidity Fund – SLIQ	266 Units	266
		888

Pooled Separate Account
New York Life Anchor Product	6,515,118 Units	6,515,118

Notes Receivable from Participants with various maturity dates through 2035*	3.25 – 7.0%	1,116,667

		$114,180,866

* Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

Date: June 29, 2021

/s/ Joseph R. Dively

Joseph R. Dively

President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP